h SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
Large Scale Biology Corporation

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
517053203

(CUSIP NUMBER)
Southpaw Asset Management LP
Four Greenwich Office Park
Greenwich, CT 06831
(203) 862.6206

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
— with copies to —
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
February 27, 2007

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☑.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 517053203	13D

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Southpaw Credit Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		738,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		738,833

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,833

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%

14	TYPE OF REPORTING PERSON*

PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 517053203	13D

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		738,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		738,833

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,833

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 517053203	13D

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		738,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		738,833

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,833

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 517053203	13D

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		738,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		738,833

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,833

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 517053203	13D

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		738,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		738,833

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,833

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D
          This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, $0.001 par value (“Common Stock”), of Large Scale Biology Corporation (the “Issuer”), and is being filed on behalf of (i) Southpaw Credit Opportunity Master Fund LP (“Fund”), a Cayman Islands limited partnership, as the holder of the shares of Common Stock, (ii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to Fund, (iii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iv) Kevin Wyman, a principal of Southpaw Holdings, and (v) Howard Golden, a principal of Southpaw Holdings (the persons mentioned in (i), (ii) (iii), (iv) and (v) are referred to as the “Reporting Persons”).
Item 1. Security and Issuer
          This Schedule 13D relates to shares of Common Stock, $0.001 par value (“Common Stock”), of Large Scale Biology Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3333 Vaca Valley Parkway, Vacaville, CA 95688.
Item 2. Identity and Background
          (a) This statement is filed by: (i) Southpaw Credit Opportunity Master Fund LP (“Fund”), a Cayman Islands limited partnership, as the holder of the shares of Common Stock, (ii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to Fund, (iii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iv) Kevin Wyman, a principal of Southpaw Holdings LLC, and (v) Howard Golden, a principal of Southpaw Holdings LLC (the persons mentioned in (i), (ii) (iii), (iv) and (v) are referred to as the “Reporting Persons”).
          (b) The business address of each of the Reporting Persons is: Four Greenwich Office Park, Greenwich, CT 06831.
          (c) Fund serves as a master fund investment vehicle for investments by Southpaw Credit Opportunity Fund Ltd., a Cayman Islands exempted company, and Southpaw Credit Opportunity Partners LP, a Delaware limited partnership. Southpaw Management provides investment management services to private individuals and institutions, including Fund. Southpaw Holdings LLC serves as the general partner of Southpaw Management. The principal occupation of Mr. Wyman and Mr. Golden is investment management.
          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Fund is a Cayman Islands limited partnership. Southpaw Management is a Delaware limited partnership. Southpaw Holdings is a Delaware limited liability company. Mr. Wyman and Mr. Golden are United States citizens.
Item 3. Source and Amount of Funds
          As of March 6, 2007, the Reporting Persons had invested in Common Stock of the Issuer in the amount of: $588,029.21. Currently, all shares of Common Stock of the Issuer as of the date of this Schedule 13D are held by Fund. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.
Item 4. Purpose of the Transaction
          The Reporting Persons originally acquired shares of Common Stock for portfolio investment purposes, in the ordinary course of business. On January 9, 2006, the Issuer filed a petition under Chapter 11 of Bankruptcy Code and is currently soliciting bids to complete the orderly liquidation of its business and assets. In connection with the solicitation of bids, representatives of the Reporting Persons met with management of the Issuer on February 27, 2007 to discuss the bidding process and gather information about the Issuer. The Reporting Persons are currently evaluating the business and prospects of the Issuer and may in the future make proposals with respect to the Issuer including, but not limited to, the purchase of assets. Depending on their evaluation of the Issuer, other investment opportunities, market conditions and such other factors as they may deem material, the Reporting Persons may seek to acquire additional shares of Common Stock of the Issuer in the open market, in privately negotiated transactions, or otherwise, or determine to dispose of all or a portion of the Common Stock of the Issuer beneficially owned by the Reporting Persons, including through sales in the open market, in privately negotiated transactions or otherwise.
          Except as contemplated in this Item 4, no Reporting Persons has any plan or proposal of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
          (a) As of March 6, 2007, the Reporting Persons beneficially own 738,833 shares of Common Stock of the Issuer, which represents 11.5% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 738,833 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) 6,447,923 of Common Stock outstanding as of March 2, 2007, as reported to the Reporting Persons by the Issuer’s counsel on March 2, 2007.
          (b) The Reporting Persons have the power to vote and dispose of the 738,833 shares of Common Stock held by Fund.

          The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 738,833 shares of Common Stock owned by Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership.
          (c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Exhibit 2 attached hereto and made a part hereof.
          (d) Not Applicable.
          (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2	Transactions in the Issuer’s securities by the Reporting Persons in the sixty days prior to the obligation to file this Schedule 13D.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007
Southpaw Credit Opportunity Master Fund LP
	By:	Southpaw GP LLC, its general partner

	By:	/s/ Howard Golden
		Name:	Howard Golden
		Title:	Managing Member

Southpaw Asset Management LP
	By:	Southpaw Holdings LLC, its general partner

	By:	/s/ Howard Golden
		Name:	Howard Golden
		Title:	Managing Member

Southpaw Holdings LLC

	By:	/s/ Howard Golden
		Name:	Howard Golden
		Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden